Deloitte & Touche LLP
                                             2500 One PPG Place
                                             Pittsburgh, Pennsylvania 15222-5401
                                             412-338-7200
                                             Fax 412-338-7380

Regions Funds
c/o Federated Services Company
Federated Investors Tower
Pittsburgh, PA 15222-3779

To the Board of Trustees of the Regions Funds:

Portfolios of Regions Funds                                       File No.
--------------------------------------------------------------------------------

    Regions Treasury Fund                                         811-6511
    Regions Fixed Income Fund                                     811-6511
    Regions Growth Fund                                           811-6511
    Regions Limited Maturity Government Fund                      811-6511
    Regions Balanced Fund                                         811-6511
    Regions Value Fund                                            811-6511
    Regions Aggressive Growth Fund                                811-6511

We have examined management's assertion about the Regions Funds' (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of November 30, 2000 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, without prior notice to management, as of November 30, 2000, and with respect to agreement of security purchases and sales, for the period from November 3, 2000 (the date of our last examination) through November 30, 2000:

o Confirmation of all securities held by the Federal Reserve Book Entry System (FED) and/or by The Depository Trust Company (DTC);

o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

o Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

o Agreement of a total of 25 security purchases and security sales or maturities across all Funds since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Regions Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2000 with respect to securities reflected in the investment account of the Regions Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Regions Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ DELOITTE & TOUCHE LLP


December 15, 2000

                    Management Statement Regarding Compliance
                         With Certain Provisions of the
                         Investment Company Act of 1940


December 15, 2000

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222


In connection with your attestation engagement as of November 30, 2000, relating to the Regions Funds compliance with Securities and Exchange Commission Rule 17f-2, we confirm, to the best of our knowledge and belief, the following representations made to you during your procedures:

1. We, as members of management of Regions Financial Corp., the Custodian of the Regions Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940.

2. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.

3.   The Funds were in compliance  with the  requirements of subsections (b) and
     (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2000 and from November 3, 2000 (last examination date) through November 30, 2000, with respect to securities reflected in the investment account of the Regions Funds.

4. We have no knowledge of significant matters that are contrary to your findings.


/s/ Deborah L. Tiffin
Deborah L. Tiffin
Regions Financial Corp.
Trust Operations Manager